

November 3, 2011

<u>Via E-Mail</u>
Hèctor Treviňo Gutièrrez
Chief Financial Officer
Coca-Cola FEMSA S.A.B. de C.V.
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México

     Re: **Coca-Cola FEMSA S.A.B. de C.V.**
            Form 20-F for the Fiscal Year Ended December 31, 2010
            Filed June 17, 2011
            Correspondence submitted October 21, 2011
            File No. 001-12260

Dear Mr. Treviňo Gutièrrez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/Tia L. Jenkins

                                       Tia L. Jenkins
                                       Senior Assistant Chief Accountant
                                       Office of Beverages, Apparel, and
                                         Mining